Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - - - -

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

		June 30,	December 31,
	Note	2026	2025
		Unaudited
		$ thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		34,771	38,368
Trade receivables (net of allowance for credit losses	3
of $13,626 and $14,060 at June 30, 2026 and December 31, 2025, respectively)		101,283	99,673
Inventories	4	59,459	61,587
Other accounts receivable and prepaid expenses		24,564	25,576

Total current assets		220,077	225,204

NON-CURRENT ASSETS:
Severance pay and pension fund		430	362
Property and equipment, net		41,065	39,952
Operating lease right-of-use assets		16,003	16,554
Intangible assets, net		24,525	23,182
Goodwill		11,007	11,007
Other non-current assets		669	781

Total non-current assets		93,699	91,838

Total assets		313,776	317,042

The accompanying notes are an integral part of the consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

		June 30,	December 31,
	Note	2026	2025
		Unaudited
		$ thousands
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables		74,173	70,784
Deferred revenues		1,300	2,371
Short-term loans	7	12,004	19,000
Operating lease liabilities		4,061	4,001
Other accounts payable and accrued expenses		27,251	24,071

Total current liabilities		118,789	120,227

NON-CURRENT LIABILITIES:
Accrued severance pay and pensions		2,557	2,537
Operating lease liabilities		12,715	13,331
Other long-term payables		7,665	8,195

Total non-current liabilities		22,937	24,063

COMMITMENTS AND CONTINGENT LIABILITIES	8

SHAREHOLDERS' EQUITY:	9
Share capital:
Ordinary shares of NIS 0.01 par value – Authorized: 240,000,000 at June 30, 2026 and December 31, 2025; Issued: 94,762,035 and 94,110,803 shares at June 30, 2026 and December 31, 2025, respectively; Outstanding: 91,280,512 and 90,629,280 shares at June 30, 2026 and December 31, 2025, respectively		234	234
Additional paid-in capital		457,690	454,640
Treasury shares at cost – 3,481,523 ordinary shares as of June 30, 2026, and December 31, 2025.		(20,091)	(20,091)
Accumulated other comprehensive loss		(9,134)	(8,816)
Accumulated deficit		(256,649)	(253,215)

Total shareholders' equity		172,050	172,752

Total liabilities and shareholders' equity		313,776	317,042

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Six months ended
	June 30,
	2026	2025
	Unaudited
	$ thousands
Revenues	178,917	170,914
Cost of revenues	119,114	113,375

Gross profit	59,803	57,539

Operating expenses:
Research and development, net	16,346	15,581
Sales and Marketing	26,899	24,019
General and administrative	12,343	12,376
Restructuring and related charges	1,660	3,732
Acquisition- and integration-related charges	233	704

Total operating expenses	57,481	56,412

Operating income	2,322	1,127

Financial and other expenses, net	4,519	1,906

Loss before taxes	(2,197)	(779)

Taxes on income	1,237	1,468

Net loss	(3,434)	(2,247)

Basic net loss per share	(0.04)	(0.03)

Diluted net loss per share	(0.04)	(0.03)

Weighted average number of shares used in computing basic net income (loss) per share	90,872,376	89,108,772

Weighted average number of shares used in computing diluted net income (loss) per share	90,872,376	89,108,772

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

	June 30,	June 30,
	2026	2025
	Unaudited
	$ thousands
Net loss	(3,434)	(2,247)
Other comprehensive income (loss)

Change in foreign currency translation adjustment	195	413

Cash flow hedges:
Change in net unrealized losses	1,689	2,677
Amounts reclassified into net income (loss)	(2,202)	(733)
Net change	(513)	1,944

Other comprehensive income (loss), net	(318)	2,357

Comprehensive income (loss)	(3,752)	110

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Shareholders’ Equity

Six months ended June 30, 2025:	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2025	88,392,925	232		447,369	(20,091)	(10,060)	(251,125)	166,325

Exercise of options and vesting of RSUs	628,402	(	*)	651	-	-	-	651
Share-based compensation	-	-		2,199	-	-	-	2,199
Shares issued as consideration in connection with the acquisition of End 2 End Technologies, LLC	214,657	1		989	-	-	-	990
Shares issued as consideration in connection with the acquisition of Siklu Communication Ltd.	653,985	1		1,501	-	-	-	1,502
Other comprehensive income, net	-	-		-	-	2,357	-	2,357
Net loss	-	-		-	-	-	(2,247)	(2,247)
Balance as of June 30, 2025 (Unaudited)	89,889,969	234		452,709	(20,091)	(7,703)	(253,372)	171,777

Six months ended June 30, 2026:	Ordinary shares	Share capital		Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
		$ thousands		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
Balance as of January 1, 2026	90,629,280	234		454,640	(20,091)	(8,816)	(253,215)	172,752

Exercise of options and vesting of RSUs	601,247	(	*)	287	-	-	-	287
Share-based compensation	-	-		2,647	-	-	-	2,647
Shares issued as consideration in connection with the acquisition of End 2 End Technologies, LLC	49,985	(	*)	116	-	-	-	116
Other comprehensive loss, net	-	-		-	-	(318)	-	(318)
Net loss	-	-		-	-	-	(3,434)	(3,434)
Balance as of June 30, 2026 (Unaudited)	91,280,512	234		457,690	(20,091)	(9,134)	(256,649)	172,050

*) Represent an amount lower than $1 thousand.

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2026	2025
	Unaudited
	$ thousands
Cash flow from operating activities:

Net loss	(3,434)	(2,247)
Adjustments required to reconcile net (loss) to net cash provided By operating activities:
Depreciation and amortization	6,905	6,964
Loss from sale of property and equipment	122	10
Share-based compensation	2,647	2,199
Decrease (increase) in accrued severance pay and pensions, net	(48)	77
Decrease (increase) in trade receivables, net	(1,537)	28,162
Decrease (increase) in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	755	(2,319)
Decrease in inventories	1,561	127
Decrease in operating lease right-of-use assets	2,135	2,054
Increase (decrease) in trade payables	3,081	(18,045)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term liabilities)	2,620	(2,531)
Decrease in operating lease liability	(2,140)	(915)
Decrease in deferred revenues	(1,071)	(164)

Net cash provided by operating activities	11,596	13,372

Cash flow from investing activities:

Purchase of property and equipment	(5,597)	(7,426)
Software development costs capitalized	(2,921)	(1,711)
Payments made in connection with business acquisitions, net of acquired cash	-	(6,570)

Net cash used in investing activities	(8,518)	(15,707)

Cash flow from financing activities:

Proceeds from exercise of stock options	276	651
Repayments of bank credits and loans, net	(6,996)	(4,700)

Net cash used in financing activities	(6,720)	(4,049)

Effect of exchange rate changes on cash and cash equivalents	45	289

Decrease in cash and cash equivalents	(3,597)	(6,095)
Cash and cash equivalents at the beginning of the period	38,368	35,311

Cash and cash equivalents at the end of the period	34,771	29,216

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 1:	General

a.
Ceragon Networks Ltd. ("the Company") is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. The Company provides wireless transport solutions and services that enable cellular operators, other service providers and private networks to build new networks and evolve networks towards 4G and 5G services. The Company’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for a wide range of communication network use cases with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization. The Company delivers a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for its customers.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers. The Company's wholly owned subsidiaries provide research and development, marketing, manufacturing, distribution, sales, professional services and technical support to the Company's customers worldwide.

b.
On December 4, 2023, the Company completed a series of definitive agreements with Siklu Communication Ltd. (“Siklu”) and Siklu Inc. (the “Seller”), referred to as the “Siklu Acquisition”. In the framework of the Siklu Acquisition, the Company acquired all of the outstanding shares of Siklu and the assets and business activities of the Seller. Siklu is a privately held Israeli-based company which is a provider of multi-Gigabit “wireless fiber” connectivity in urban, suburban and rural areas.  The acquired portfolio of products of Siklu is widely deployed in Fixed Wireless Access applications, addressing the needs of Telecom Service Providers delivering Internet access to commercial properties or business campuses as well as to private homes, apartment building and/or gated communities. Additionally, these solutions address the growing Smart City application, connecting wirelessly the many properties and assets of the cities (e.g CCTV cameras for security, traffic or parking management, Wi-Fi Access points, or IOT sensors).

c.
On January 31, 2025, the Company completed a series of definitive agreements with End 2 End Technologies, LLC (“E2E”), and E2E’s stockholders (the “E2E Sellers”), referred to as the “E2E Acquisition”. In the framework of the E2E Acquisition, the Company acquired by way of merger E2E. E2E is a US systems integration and software development company that serves Private Networks, primarily in the Energy and Utilities markets. E2E provides a full end-to-end solution for private networks, primarily serving customers in Oil and Gas, Utilities and industrial verticals. E2E is essentially a systems integration company that designs, deploys and manages connectivity solutions to its customers as well as other related devices. In addition, E2E has developed a software solution to help manage the customers’ networks and monitor certain operational and business-related metrics.

Note 2:	Summary of Significant Accounting Policies

a.
Condensed consolidated financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding condensed financial reporting. In the management`s opinion, the unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s unaudited condensed consolidated financial position as of June 30, 2026, as well as its results of operations and cash flows for the six months ended June 30, 2026, and 2025. The results of operations for the six months ended June 30, 2026, are not necessarily indicative of the results to be expected for the year ending December 31, 2026.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 2:	Summary of Significant Accounting Policies (Cont.)

b.
Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. On an ongoing basis, the Company's management evaluates estimates, including those related to the fair value of acquired intangible assets and goodwill and the useful life of intangible assets, tax assets and liabilities, fair values of share-based awards, inventory write-offs, warranty provision, incremental borrowing rate (IBR) used for lease liabilities measurement, and allowance for credit loss. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ materially from those estimates.

c.
Significant accounting policies

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 15, 2026. There have been no significant changes to these policies during the six months ended June 30, 2026.

d.
Recently adopted Accounting Standards

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides a practical expedient to measure credit losses on current accounts receivable and contract assets under ASC No. 606, “Revenue from Contracts with Customers.” The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. For public business entities, ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption of ASU 2025-05 is permitted. The Company adopted this ASU as of January 1, 2026. The adoption of this new ASU did not have a material impact on the Company's condensed consolidated financial statements.

e.	Recently issued but not yet adopted Accounting Standards

1.
In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) - Disaggregation of Income Statement Expenses. The ASU requires, among other items, additional disaggregated disclosures in the notes to the financial statements for certain categories of expenses that are included in the consolidated statements of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 2:	Summary of Significant Accounting Policies (Cont.)

e.	Recently issued but not yet adopted Accounting Standards (cont.)

2.
In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40). The amendment modernizes the accounting for software costs and enhances the transparency about an entity's software costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the timing of adoption and impact of this amendment on its Consolidated Financial Statements and related disclosures.

3.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduced two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statement.

f.
Restructuring and related charges

During 2026 and 2025, the Company approved cost reduction and re-organization plans that included, among other things, downsizing the Company’s number of employees (the “Restructuring Plans”).

The Company recorded contractual and termination severance pay and other related costs for the impacted employees.

The liabilities related to the restructuring plans as of June 30, 2026, and 2025 amounted to $945 thousand and $1,517 thousand, respectively.

The Company does not expect to incur additional costs related to the 2026 and 2025 Restructuring plans.

Note 3:
Credit Losses

The Company is exposed to credit losses primarily through sales to customers. The Company’s expected loss allowance methodology for trade receivables is developed using historical collection experience and current and future economic and market conditions.

The estimate of the amount of trade receivable that may not be collected is based on the geographic location of the trade receivable balances, aging of the trade receivable balances, the financial condition of customers and the Company’s historical experience with customers in similar geographies. Additionally, specific allowance amounts are established to record the appropriate provision for customers who have a higher probability of default.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 3:	Credit Losses (Cont.)

The following table provides a roll-forward of the allowance for credit losses that is deducted from the trade receivables balance to present the net amount expected to be collected:

	June 30, 2026	December 31, 2025
	$ thousands	$ thousands

Balance, at beginning of period	14,060	13,796
Provision for expected credit losses	260	616
Recoveries collected	(581)	(118)
Amounts written off charged against the allowance and others	(113)	(234)

Balance, at end of period	13,626	14,060

Note 4:	Inventories

	June 30, 2026	December 31, 2025
	$ thousands	$ thousands

Raw materials	26,206	28,567
Work in progress	215	130
Finished products	33,038	32,890

	59,459	61,587

During the six-month periods ended June 30, 2026, and 2025 the Company recorded inventory write-offs for excess inventory and slow-moving inventory in a total amount of $1,924 thousand and $748 thousand, respectively, that have been included in cost of revenues.

As of June 30, 2026, the Company has an outstanding inventory purchase orders with its suppliers in the amount of $15,810 thousand. The commitments are due primarily within one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 5:
Fair Value Measurement

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities, approximate their fair value due to the short-term maturities of such instruments.

The hierarchy for inputs used in measuring fair value is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The liability with respect to the Earn-Out Consideration regarding the End 2 End Acquisition is classified within Level 3, as this liability is valued using valuation models. Some of the inputs to these models are unobservable in the market.

The following table sets forth the Company’s assets that were measured at fair value on a recurring basis as of June 30, 2026, and December 31, 2025, by level within the fair value hierarchy:

		Fair value measurements using input type
	Fair value	June 30,	December 31
	hierarchy	2026	2025
		$ thousands
Derivatives instruments	Level 2	727	1,240

Earn-Out	Level 3	1,135	1,000

The change in Earn-Out during the six months ended in June 30 2026 was classified into net income (loss).

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 6:

Derivative Instruments

The Company enters into foreign currency forward and option contracts with financial institutions to protect against the exposure to changes in exchange rates of several foreign currencies that are associated with forecasted cash flows and existing assets and liabilities. The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

The fair value of derivative contracts in the consolidated balance sheets at June 30, 2026 and December 31, 2025 were as follows:

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	June 30, 2026
	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	788	(61)

Total derivatives	788	(61)

	Other accounts receivable and prepaid expenses	Other accounts payable and accrued expenses
	December 31, 2025
	$ thousands
Derivatives designated as hedging instruments:
Currency forward contracts	1,242	(2)

Total derivatives	1,242	(2)

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 6:	Derivative Instruments (Cont.)

The notional amounts of outstanding derivative contracts in U.S. dollars at June 30, 2026 and December 31, 2025 were as follows:

	June 30, 2026	December 31, 2025
	$ thousands	$ thousands

Derivatives designated as hedging instruments
Currency forward contracts	23,975	16,641

Total derivatives	23,975	16,641

The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows for forecasted transactions is up to 12 months.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in "financial and other expenses, net".

The effect of total loss from derivative contracts designated as cash flow hedges in the consolidated statements of operations for the six months ended June 30, 2026, and 2025 was as follows:

	Six months ended June 30
	2026	2025
	$ thousands	$ thousands

Cost of revenues	323	115
Research and development, net	1,064	347
Sales and marketing	329	109
General and administrative	486	162

Total	2,202	733

Note 7:	Short-term loans

In March 2013, the Company was provided with a revolving Credit Facility by four financial institutions. The Credit Facility was renewed and amended several times during the past years according to Company's needs and financial position.

In June 2023, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by an additional year to June 30, 2024. This amendment also included an increase of $9.8 million to $72 million to the Credit Facility for Loans and a decrease of $11.9 million to the bank guarantees credit lines to $45.9 million. In December 2023, in connection with the acquisition of Siklu, the Company signed an amendment to the Credit Facility in which it obtained the approval of the syndication of banks to carry out Siklu's acquisition and added an additional bank to the syndication agreement. This amendment also included an increase of $5 million to $77 million to the Credit Facility for Loans. In June 2024, the Company signed an amendment to the Credit Facility in the frame of which the Credit Facility was extended by an additional 2 years till June 30, 2026. This amendment included a decrease of $5 million to the bank guarantees credit lines to $40.9 million.

In June 2026, the Company signed an amendment to the Credit Facility pursuant to which the term of the Credit Facility was extended by an additional 26 months to August 31, 2028. This amendment also included a decrease of $20.9 million to the bank guarantees credit lines to $20.0 million, and the approval of an un-committed bank guarantee credit line of $20.0 million. In addition, the covenants have been updated as following: ratio of financial debt, net to accounts receivable increased from 30% to 50%, ratio of financial debt, net to net working capital increase from 30% to 50%.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 7:	Short-term loans (Cont.)

As of June 30, 2026, the Company has utilized $12.0 million of the $77 million available under the Credit Facility for short-term loans. During 2026, the credit lines carried interest rates in the range of 4.75% and 5.42%.

As of June 30, 2026, the total credit facilities for bank guarantees and for loans is $97.0 million.

The Credit Facility is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets.

Repayment could be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets and goodwill) and the total value of its assets (excluding total intangible assets and goodwill) on its balance sheet, a certain ratio between its net financial debt to each of its working capital and accounts receivable.

As of June 30, 2026 and 2025, the Company met all of its covenants.

Note 8:	Commitments and Contingent Liabilities

a.	Israel Innovation Authority

During the six months ended June 30, 2026, and 2025, the Company received several grants from the Israel Innovation Authority (“IIA”). The grants require the Company to comply with the requirements of the Research and Development Law, however, the Company is not obligated to pay royalties on sales of products based on technology or know how developed from these grants. In a case involving the transfer of technology or know how developed from the grants outside of Israel, the Company may be required to pay royalties related to past sales of products based on the technology or the developed know how. The Company recorded the IIA grants as a reduction of research and development expenses in the six months ended June 30, 2026, and 2025 in the amount of $738 thousand and $826 thousand, respectively.

Prior to the Siklu Acquisition, Siklu had received research and development grants from the IIA. The Company assumed Siklu's contract with the IIA, which requires the Company to pay royalties to the IIA on sales of products based on technology or know-how developed from the grants. The royalties were calculated at the rates of 3% to 4% of the aggregated proceeds from the sale of such products. As of June 30, 2026 the Company's maximum possible future royalties commitment, including $2,976 thousand of unpaid royalties accrued, was $10,201 thousand, based on grants received from the IIA and not yet repaid.

b.
Charges and guarantees:

As of June 30, 2026, and December 31, 2025, the Company provided bank guarantees in an aggregate amount of $11,490 thousand and $14,102 thousand, respectively, with respect to tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to its customers.

c.
Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

1)
Class Action (District Court of Tel Aviv - Economic Department)

On January 6, 2015, the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants (the “Defendants”). The motion was filed with the District Court of Tel-Aviv (the “Court”). The purported class action alleges breaches of duties by making false and misleading statements in the Company's SEC filings and public statements. The class action claimed amount is approximately $75,000 thousand.

On May 27, 2021, following a procedure that included filing of various pleadings and affidavits, the Court ruled to certify the motion as a class action, while applying the Israeli Law (the “Ruling”).

On September 12, 2021, the company filed a motion for a rehearing on behalf of the Defendants in order to revert the Ruling (the “Rehearing Motion”).

On January 3, 2022, a hearing was held in Court in the Rehearing Motion before the Honorable Justices K. Kabub, R. Ronen and T. Avrahami.

On January 27, 2022, a judgment was rendered in the Rehearing Motion. The Court ruled that the Ruling was erroneous as it applied Israeli Law, instead of foreign law, and held accordingly that the law that will apply is U.S. law. The Court further held that the case will be returned to the first judicial instance and will be adjudicated as a class claim under U.S. law. The Court commented that the Company’s claims based upon the Statute of Limitations should prima facie also be adjudicated under U.S. law.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 8:	Commitments and Contingent Liabilities (Cont.)

c.	Litigations (Cont.)

1)	Class Action (District Court of Tel Aviv - Economic Department) (Cont.)

On March 20, 2022, following the Court's decision, the Plaintiff filed to the first judicial instance, an amended class action claim, based on provisions of U.S. law. The Plaintiff estimated the amended claim amount at $52,099 thousand.

On June 28, 2022, following a joint application filed by the parties in order to approve certain procedural matters, the Court issued a decision suggesting that the parties should consider initiating another mediation procedure. On July 5th, 2022, following the court's decision, the parties filed a notice informing the court that they believe that the time to consider initiating another mediation procedure, will be only after the parties submit their pleadings.

On November 3, 2022, the Defendants submitted their Statement of Defense, based on U.S law. On February 5, 2023, the plaintiff submitted his response to the Defendants’ Statement of Defense.

On June 15, 2023, the court rejected a motion filed by the Defendants to rule on the issues of Statute of Repose and Limitations as a preliminary matter, and held that those issues will be dealt with as part of the main hearing. Additionally, the parties conducted preliminary procedures, including discovery and questionnaires, and filed related motions.

On September 21, 2023, a preliminary hearing was held. At the conclusion of the hearing, the court ruled that it would issue written decisions on the discovery issues and then set dates for further proceedings.

On September 28, 2023, the court approved the defendants’ motion for document discovery and determined that the documents in question are indeed relevant. As a result, the court has directed the plaintiff to furnish the requested documents by October 28, 2023. Alternatively, the court has given the plaintiff the option to waive any claims associated with these documents.

On October 1, 2023, the court granted the plaintiff's motion for document discovery and ordered the company to produce all requested documents and to complete some of the answers to the questions included in the plaintiff questionnaire within 45 days. In making this decision, it was determined that, in addition to the documents already provided to the plaintiff, the company is required to disclose thousands of additional documents and document types. These materials, however, were deemed irrelevant and extended beyond the approved grounds for the class action request. The discovery and disclosure of such documents would impose a substantial burden on the company.

As a result, on December 31, 2023, the company sought permission to appeal the district court's decision and requested a delay in its implementation. The Supreme Court granted a stay on the execution of the district court's decision and scheduled a hearing for January 25, 2024. During the hearing, the Supreme Court, presided over by the Honorable Judge Grosskopf, acknowledged the company's contentions. It clarified that the extensive disclosure mandated by the district court exceeded the necessary requirements in accordance with the law and suggested that the plaintiff negotiate agreements with the company. These agreements are aimed at significantly reducing the scope of disclosure, particularly concerning the period for which documents and correspondence must be provided. Following discussions both outside the courtroom and before the Honorable Judge, where the parties presented their arguments on each dispute demand, partial agreements were reached. These agreements outline the documents the company will provide to the plaintiff.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 8:	Commitments and Contingent Liabilities (Cont.)

c.	Litigations (Cont.)

1)	Class Action (District Court of Tel Aviv - Economic Department) (Cont.)

Validated by the Supreme Court, these agreements substantially reduced the disclosure requirements outlined in the district court's decision. The plaintiff, in turn, waived certain demands entirely and significantly narrowed others. For the limited remaining requirements, it was established that the company would convey its position on transferring the requested documents to the plaintiff in the reduced format proposed during the hearing. It was also decided that if no agreements are reached concerning these documents, the court will make a decision on the matter.

On March 26, 2024, the Company provided the plaintiff with the required documents, in accordance with the agreements between the parties.

On March 12, 2024, following the submission of pleadings by the parties, the Supreme Court reduced the amount of expenses imposed by the district court against the Company in its decision, dated October 1, 2023, since the appeal resulted in a reduction in the extent of disclosure initially determined by the district court.

In April 2024, the parties have agreed to refer the dispute to a mediation procedure before the esteemed retired judge, Dr. Avi Zamir. To date, two mediation meetings have been held.

On January 30, 2025, the parties filed an update with the court, indicating that, as part of the mediation process, they have reached preliminary understandings. As a result, the court was requested to grant the parties an additional 60-day period to allow them to finalize a settlement agreement, which will then be submitted to the court’s approval.

During the period that has elapsed since that update was filed, the parties have submitted several motions seeking extensions to finalize the settlement agreement and submit it for the Court’s approval. Pursuant to the parties’ last motion, which the Court granted, the Court extended the deadline for the parties to complete the necessary steps prior to submitting the settlement agreement for the Court’s approval on September 1, 2026.

Although the parties have not yet reached a conclusive and binding settlement agreement, nor has the settlement agreement been submitted for court approval (or approved by the court), the company estimates, based on its external legal counsel and all facts and circumstances, that the probable loss under the settlement agreement will be approximately $1,162 thousand. The Company believes that a loss in excess of its accrued liability with respect to this claim is not probable.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 8:	Commitments and Contingent Liabilities (Cont.)

c.	Litigations (Cont.)

2)
Third -party notice regarding devices allegedly lost in the Company

On March 16, 2025, the Company was served with a third-party notice from the police (the “Notice”).

According to the Notice, on October 15, 2024, a company named ADSL EICHUT LTD (“ADSL”) and its owners, filed a lawsuit against the police in the Magistrate’s Court in Tel-Aviv, regarding four (4) devices allegedly lost during a police operation that took place on January 7, 2018, during which the police raided ADSL’s warehouse 9 and seized numerous electronical devices. The plaintiffs are seeking compensation from the police in the amount of approximately $286 thousand.

In the Notice, the police argue that the seized devices belonged to the Company and were therefore transferred to it, and that if the four devices were indeed lost, they were apparently lost while in the Company’s possession.

Accordingly, in the Notice the police assert that if they are found liable for compensation, they are entitled to indemnification from the Company.

The Company filed a Statement of Defense on July 6, 2025. In the Statement of Defense, the Company argued, inter alia, that the third-party notice should be dismissed due to its late submission and the police’s attempt to conceal this fact. Additionally, the Company asserted that the notice should be denied on its merits, since the police are not entitled to any indemnification from the Company, given that the claim pertains to actions and/or omissions by the police that are unrelated to the Company; and in any event the equipment in question was either never transferred to the Company, or had already been returned to the plaintiffs pursuant to a previous settlement agreement.

On July 20, 2025, a pre-trial hearing was held. During the hearing, it was decided that the parties would complete the document disclosure proceedings by September 15, 2025, and that they would be summoned to a pre-mediation meeting.

According to the decision at the hearing, on September 15, 2025, the Company sent the police an Affidavit of Disclosure of Documents. Since the police had not sent the Company an Affidavit of Disclosure of Documents, on September 30, 2025, the Company filed a motion to order the police to send the Company an Affidavit of Disclosure of Documents. On October 10, 2025, the Court ordered the police to respond to the motion by October 20, 2025.

On October 27, 2025, the police sent us an Affidavit of Disclosure of Documents and the documents.

On November 16, 2025, a pre-mediation meeting was held. Following this meeting, the parties agreed to attempt to resolve the matter in a mediation session.

Mediation meetings were held on January 14, 2026, February 9, 2026, March 25, 2026 and April 16, 2026.

On April 27, 2026, the plaintiffs informed the Court that the mediation process had failed.

On June 16, 2026, the plaintiffs submitted their evidence. Pursuant to the Court’s decision dated May 18, 2026, the police are required to submit their evidence by August 10, 2026, and the Company is required to submit its evidence by October 14, 2026.

A preliminary hearing was scheduled for November 23, 2026.

As advised by the Company's lawyers, at this early stage, the Company is unable to assess the probability of a favorable or unfavorable outcome in connection with the Notice.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 8:	Commitments and Contingent Liabilities (Cont.)

c.	Litigations (Cont.)

3)
Judicial proceeding against Ceragon Networks Peru S.A.C (“Ceragon Peru”)

On April 16, 2026, a local subcontractor of Ceragon Peru filed a lawsuit against Ceragon Peru seeking payment of approximately $560,000 in connection with unpaid invoices that arise from services rendered by the subcontractor to Ceragon Peru.

Ceragon Peru was served with the process on July 24, 2026. It may raise any procedural objections by August 11, 2026, and will file its statement of defense on the merits by September 11, 2026.

Since the agreement with the subcontractor contains and arbitration provision, Ceragon Peru will file a procedural defense to preclude the court to solve this case, forcing the subcontractor to commence an arbitration proceeding.

Since the process is still in its early stages, the Company is unable to assess the success of Ceragon Peru’s position.

4)

Lawsuit for damages against Ceragon América Latina Ltda. (Ceragon Brazil)

In July 2026, a customer of Ceragon Brazil filed a lawsuit against it seeking payment of approximately $1 million. This customer claim repayment of sums paid by it to Ceragon Brazil, alleging that Ceragon Brazil failed to deliver the services and products to it, materially breached the agreement between the parties and acted not in good faith.

Since the process is still in its early stages, the Company is unable to assess the probability of a favorable or unfavorable outcome in connection with the claim.

Note 9:	Shareholders' Equity

a.
Ordinary shares

The ordinary shares of the Company entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company and to receive dividends, if declared.

b.
Stock Options and RSUs plans

In 2003, the Company adopted a share option plan which has been extended or replaced from time to time. The plan previously in effect was the Amended and Restated Share Option and RSU Plan as amended on August 10, 2014 (the “Plan”). Under the Plan, options and RSUs were granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire six years from the date of grant. The Plan was extended to expire on December 31, 2024 and then expired. In 2024, the Company adopted a new share option plan, the 2024 Equity Incentive Plan, to replace the Plan (the “New Plan”). Under the New Plan, options and RSUs may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options vest primarily over four years, subject to certain exceptions. The options expire six years from the date of grant.

The Company has reserved sufficient authorized but unissued Shares for purposes of the Plan and the New Plan (together the “Plans”) subject to adjustments as provided in the Plans.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 9:	Shareholders' Equity (Cont.)

The following table summarizes the activities for the Company’s stock options for the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
				$ thousands

Outstanding at beginning of year	3,896,722	2.57	3.83	117
Granted	1,494,538	2.61
Exercised	(138,564)	2.08
Forfeited or expired (*)	(113,445)	2.65

Outstanding at end of the period	5,139,251	2.59	4.17	934

Options exercisable at end of the period	2,824,381	2.64	3.41	569

Vested and expected to vest	4,626,291	2.60	4.03	863

(*) During the six months ended June 30, 2026, 37,975 of the Company’s stock options expired.

The weighted average fair value of options granted during the six months ended June 30, 2026, and 2025 was $0.72 and $1.05, respectively.

The intrinsic value of options exercised during the six months ended June 30, 2026, and 2025 was $105 thousand, and $264 thousand, respectively.

The following table summarizes the activities for the Company’s RSUs for the six months ended June 30, 2026:

	Six months ended June 30, 2026
	Number of RSUs	Weighted average fair value

Unvested at beginning of year	3,468,848	2.34
Granted	537,289	2.49
Vested	(462,683)	3.15
Forfeited	(241,761)	2.40

Unvested at end of period	3,301,693	2.34

As of June 30, 2026, the total unrecognized estimated compensation cost related to non-vested stock options and RSUs granted prior to that date was $3,807 thousand, which is expected to be recognized over a weighted average period of approximately one year.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 9:	Shareholders' Equity (Cont.)

The following table sets forth the total share-based compensation expenses included in the consolidated statements of operations for the six months ended June 30, 2026, and 2025:

	Six months ended June 30
	2026	2025
	$ thousands	$ thousands

Cost of revenues	239	189
Research and development, net	408	278
Sales and Marketing	690	640
General and administrative	1,310	1,092

Total share-based compensation expense	2,647	2,199

Note 10:
Revenues

The Company recognizes contract liabilities, or deferred revenues, when it receives advance payments from customers before performance obligations have been performed. The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the unsatisfied performance obligations at the end of the reporting period.

The following table presents the changes in deferred revenues balance during the six months ended June 30, 2026:

Six months ended June 30, 2026
$ thousands
Balance, beginning of the period	2,371
New performance obligations	2,547
Reclassification to revenue as a result of satisfying performance obligations	(3,618)

Balance, end of the period	1,300

The Company elected to apply the optional exemption under ASC 606 paragraph 10-50-14(a) not to disclose the remaining performance obligations that relate to contracts with an original expected duration of one year or less.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 11:	Segments and Geographic Information

A.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 280"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). Reportable segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”). The Company’s CODM is its chief executive officer. The Company’s CODM manages the business and evaluates operating performance based on consolidated net income (loss). The Company’s CODM does not regularly review asset information and, therefore, the Company does not report asset information. The CODM uses consolidated net income to monitor actual operating results to forecasts and prior periods.

B.	The following table summarizes the Company’s segment revenue, significant segment expenses, and segment net income (loss):

	Six months ended June 30
	2026	2025
	$ thousands	$ thousands

Revenues:	178,917	170,914
Cost of revenues	119,114	113,375

Gross profit	59,803	57,539
Less:
Employee-related (1)	34,264	31,484
Other segment items (2)	23,217	24,928
Financial and other expenses, net	4,519	1,906
Taxes on income	1,237	1,468

Net loss	(3,434)	(2,247)

(1) Employee-related includes employee salaries and commissions, payroll taxes, benefits, and outsourced labor costs.

(2) Other segment items include consulting and professional services, depreciation of property and equipment, amortization of intangible assets, share-based compensation expenses, acquisition and integration-related charges, marketing expenses, finance and legal expenses, travel expenses, subcontractors costs, software and subscription costs, overhead expenses and restructuring and related charges.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 11:	Segments and Geographic Information (Cont.)
C.
The following table presents the total revenues for the six months ended June 30, 2026, and 2025, allocated to the geographic areas in which they were generated. Revenues are attributed to geographic areas based on the location of the end-users.

	Six months ended June 30
	2026	2025
	$ thousands	$ thousands

North America (*)	52,224	44,444
EMEA (**)	24,879	26,543
Asia-Pacific	12,683	17,205
India	74,968	67,689
Latin America	14,163	15,033

	178,917	170,914

(*) As of June 30, 2026, and 2025, 91% and 95%, respectively, represent revenues in the United States. (**) Including Europe, Middle East and Africa.

	June 30,	December 31,
	2026	2025
	$ thousands	$ thousands
Long-lived assets, net:

Israel	44,412	44,012
Others	12,655	12,493
Total long-lived assets, net (*)	57,067	56,505

(*)	Long-lived assets are comprised of property and equipment, net and operating lease right-of-use assets.

CERAGON NETWORKS LTD. AND SUBSIDIARIES

Notes To Condensed Consolidated Financial Statements

Note 12:	Earnings Per Share The following table sets forth the computation of basic and diluted income per share:

a.	Numerator:

	Six months ended June 30
	2026	2025
	$ thousands	$ thousands

Numerator for basic and diluted income per share -
Net (loss) available to holders of ordinary shares	(3,434)	(2,247)

b.	Denominator:

	Six months ended June 30
	2026	2025

Denominator for diluted income (loss) per share -
Weighted average number of shares	90,872,376	89,108,772

Denominator for diluted income (loss) per share - adjusted	90,872,376	89,108,772

The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net earnings per share due to their anti-dilutive effect were 2,231,062 and 2,047,497 for the six months ended June 30, 2026, and 2025, respectively.